Exhibit 99.2

Notice of annual General meeting Of Shareholders

to be held on aPRIL 20, 2026

TO:	The shareholders of Gold Royalty Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that our annual general meeting of shareholders will be held at 1021 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada, on April 20, 2026, at 11:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive and consider our financial statements for the financial year ended December 31, 2025, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Information Circular relating to the Meeting (the “Information Circular”);

3.	Appointment of Auditor: to appoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize our directors to fix the remuneration to be paid to our auditor for the ensuing year; and

4.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Annual General Meeting are the Information Circular, a form of proxy, a supplemental mailing card and a financial statement request form.

The Company’s board of directors has fixed February 24, 2026, as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record at the close of business on the Record Date (a “Registered Shareholder”) is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by our transfer agent, TSX Trust Company, by mail, at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention Proxy Department, or online, with your 12-digit control number at www.voteproxyonline.com, by 11:00 a.m. (Vancouver time) on April 16, 2026, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without further notice. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered Shareholders may also vote their proxies via the internet in accordance with the instructions provided in the proxy.

Non-registered shareholders who received a voting instruction form accompanying this Notice of Meeting through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

DATED at Vancouver, British Columbia, Canada, as of the 16th day of March, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF GOLD ROYALTY CORP.

/s/ David Garofalo
David Garofalo
Chairman, Chief Executive Officer, President and Director